FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of FEBRUARY 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

News release dated February 2, 2006

2.

News release dated February 24, 2006

3.

Material Change Report dated February 27, 2006 (re: February 24/06 news release)

4.

News release dated February 28, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: March 7, 2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

PETAQUILLA MEETS WITH THE PRESIDENT OF PANAMA

Vancouver, BC – February 2, 2006:  Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that on January 26, 2006, representatives of the Company met with the President of the Republic of Panama, Martin Torrijos Espino, his Minister of Commerce and Industries, Alejandro Ferrer, and the Vice-Minister, Manuel José Paredes, at the Presidential Palace in Panama City, Panama.

Present at the meeting, on behalf of the Company, were Richard Fifer, President of Petaquilla Minerals, S.A., Marco Tejeira, Director, Tom Byrne, manager of Corporate Communications, Octavio Choy, advisor to the Company on Commercialization, and certain shareholders and investors of the Company.

The objective of the meeting was to update the Panamanian government officials on recent developments at Petaquilla Minerals Ltd.’s gold and copper deposits. Mr. Fifer spoke at length with President Torrijos regarding the ongoing process of road construction, power line routing and other tasks being undertaken by the Company in the development of the mine site. The President of Panama expressed his enthusiasm for the Petaquilla project and reiterated his complete support for this very important aspect of the overall economic development plan for the country. President Torrijos was quoted as saying, “this project is of great importance for the economic well-being and enhancement of the quality of life for the people of the region where the deposit lies”.

It should be noted that the President is beginning just the second year of his five-year term and the Company looks forward to working closely with his administration on the development of the project.

Photographs of the meeting will be posted on the company’s website listed below.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Welcomes John Cook to its Board of Directors

Vancouver BC – February 24, 2006: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce the appointment of Mr. John Cook to the Company’s Board of Directors effective February 15, 2006.

Mr. Cook, who served as a member of Petaquilla’s Advisory Board, is an Equity Consultant in Sydney, Australia, and brings over 40 years of experience as an institutional and high net worth adviser, specializing in raising capital for mining companies.

In addition, he has held directorship positions for Inform Energy and Renewal Energy Company.

Petaquilla Minerals Ltd. is a Canadian-Panamanian mineral company with major projects in Panama.  The Company’s operations are focused on the development of the Minera Petaquilla S.A. project and the 100% owned mineral exploration lands surrounding it.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

February 24, 2006

Item 3.

News Release

The Company’s news release dated February 24, 2006, was disseminated by CCN Matthews on February 24, 2006.

Item 4.

Summary of Material Change

The Company announced the appointment of Mr. John Cook to the Company’s Board of Directors effective February 15, 2006.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated February 27, 2006.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Welcomes John Cook to its Board of Directors

Vancouver BC – February 24, 2006: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce the appointment of Mr. John Cook to the Company’s Board of Directors effective February 15, 2006.

Mr. Cook, who served as a member of Petaquilla’s Advisory Board, is an Equity Consultant in Sydney, Australia, and brings over 40 years of experience as an institutional and high net worth adviser, specializing in raising capital for mining companies.

In addition, he has held directorship positions for Inform Energy and Renewal Energy Company.

Petaquilla Minerals Ltd. is a Canadian-Panamanian mineral company with major projects in Panama.  The Company’s operations are focused on the development of the Minera Petaquilla S.A. project and the 100% owned mineral exploration lands surrounding it.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

PETAQUILLA CONFIRMS HIGH GRADE GOLD ZONE ON MOLEJON

Vancouver, BC – February 28, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd., is pleased to announce that analytical results are now available from ALS Chemex for the first two holes of the 58-hole diamond drilling program at the Molejon gold deposit. The assay values observed in core hole MO-06-01 averaged (weighted) 32.5 g/tonne over the first 8.5 metres. This result confirms historic drilling in core hole MO-95-244, which showed 20.7 g/tonne in the first 12.5 metres, drilled five metres away by Adrian Resources Inc. (“Adrian”), now Petaquilla Minerals Ltd., in 1995.  Assays for drill hole M0-06-02 confirm two mineralized zones that were also observed in three neighbouring holes from Adrian’s 1994-1995 program.

The 2006 program is primarily designed to provide in-fill and extension drilling on the southern part of the deposit, to assist in the completion of a feasibility study and to confirm the location of the starter pit. Three or more mineralization trends in quartz breccia and silicified andesite breccia extend across the deposit. Ten other core holes have been drilled in the 2006 program but the analytical data are not yet available from the laboratory.  These drill holes have intersected numerous quartz breccia zones.

Although the results from only two holes from the current program have been received to date, the results confirm the results of Adrian’s 1994-1995 program and the results from the current program, when complete, are anticipated to be capable of providing a reliable basis for resource estimation and pit modelling.

The current results adjoin with the data received from the SRK study published in a company news release of October 26, 2005, and are one more step in the process to bring the Molejon deposit to a NI 43-101 measured resource.

Some highlights of the Oct 26/05 news release are as follows:

“The 2005 (SRK) Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre-NI 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in September 2005 (see Petaquilla Press Release dated September 26, 2005).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H. Wahl (“GHW”), an associate of

SRK as well as a Qualified Person as defined by NI 43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.”

The on-site Qualified Person, Sean C. Muller, P. Geo., has observed and verified that recent drilling and laboratory procedures conducted on the Molejon project meet or exceed NI 43-101 standards. Strict Quality Assurance and Quality Control protocols have been defined and implemented under his supervision including the submission of blanks, standards and duplicate core samples to the laboratory. Mr. Muller has been involved in several gold discoveries and development projects since 1973.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Michael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

The current results, as compared with results from comparable holes from Adrian’s earlier drill campaign, are shown below:

		MO-06-01	Jan. 29, 2006				MO-95-244 Adrian
from (m)	to (m)	Litho	Recovery %	Au g/tonne	from (m)	to (m)	Litho	Recovery %	Au g/tonne
0.00	1.50	QZBX	100	15.25	0.00	1.50	QZBX	NA	19.035
1.50	3.00	QZBX	87	14.40	1.50	3.00	QZBX	NA	7.755
3.00	4.50	QZBX	100	69.90	3.00	4.50	QZBX	NA	5.690
4.50	6.00	QZBX	100	65.10	4.50	5.00	QZBX	60	4.065
6.00	7.00	QZBX	95	23.32	5.00	7.00	QZBX	75	82.500
7.00	8.50	QZBX	90	3.73	7.00	8.50	QZBX	30	8.300
8.50	10.00	QZBX	75	0.38	8.50	10.00	QZBX	30	8.300
10.00	11.50	QZBX	75	0.34	10.00	11.00	QZBX	50	15.065
11.50	13.00	QZBX	70	0.28	11.00	12.50	QZBX	95	1.895
13.00	14.50	QZBX	100	0.14	12.50	14.00	QZBX	95	0.370
14.50	16.00	QZBX	90	0.18	14.00	16.00	QZBX	80	0.290
16.00	17.50	QZBX	60	0.30	16.00	17.50	QZBX	95	0.135
17.50	19.00	QZBX	32	0.79	17.50	19.00	QZBX	20	0.940
19.00	20.50	QZBX	45	0.55	19.00	20.50	QZBX	95	1.100
20.50	22.00	QZBX	22	0.30	20.50	22.00	QZBX	45	0.440
22.00	23.50	QZBX	80	0.17	22.00	23.50	QZBX	95	0.135
23.50	25.00	QZBX	45	0.30	23.50	25.00	QZBX	50	0.125
25.00	26.50	ANAG	80	<.05	25.00	26.50	ANAG	50	0.150
26.50	28.00	ANAG	60	<.05	26.50	28.00	ANAG	50	0.055
28.00	29.50	ANAG	65	<.05	28.00	29.50	ANAG	50	0.020
29.50	31.00	ANAG	50	0.12	29.50	31.00	ANAG	50	0.030
31.00	32.50	ANAG	25	0.11	31.00	32.50	ANAG	50	0.020
32.50	34.00	ANAG	95	0.11	32.50	34.00	ANAG	50	0.010
34.00	36.00	ANAG	48	<.05	34.00	36.00	ANAG	50	0.020
36.00	37.50	ANAG	75	<.05	36.00	37.50	ANAG	50	0.070
37.50	39.00	ANPO	84	<.05	37.50	39.00	ANAG	80	0.010
39.00	41.00	ANPO	30	<.05	39.00	41.00	ANAG	95	0.020
41.00	42.50	ANAG	71	<.05	41.00	42.50	ANAG	80	0.065
42.50	44.00	ANAG	65	<.05	42.50	44.00	ANAG	95	0.005
44.00	45.00	ANAG	100	<.05	44.00	45.00	ANAG	95	0.010

Analytical data for the second core hole MO-06-02 reflect two mineralized zones that were observed in four other core holes during the 1994-95 program specifically holes MO-94-94, MO-94-114, MO-95-166 and MO-94-117.

	MO-06-02	Jan. 30, 2006
from (m)	to (m)	Lithology	Recovery %	Au g/tonne

1.50	3.00	ALM	100	0.38
3.00	4.50	SA	75	0.50
4.50	5.50	SA	90	0.31
5.50	7.00	FQPO	96	2.06	Mineralized
7.00	8.50	FQPO	100	0.67
8.50	10.00	FQPO	90	0.59
10.00	11.50	FQPO	92	0.20
11.50	13.00	FQPO	98	1.84
14.50	16.00	FQPO	100	0.76
16.00	17.50	FQPO	88	0.66
17.50	19.00	FQPO	97	1.86	Mineralized
19.00	20.50	FQPO	93	2.11	Mineralized
20.50	22.00	FQPO	86	9.02	Mineralized
22.00	23.50	QZBX	96	3.60	Mineralized
23.50	25.00	QZBX	82	16.05	Mineralized
25.00	26.50	QZBX	65	0.65
26.50	28.00	ANTF	86	<.05
28.00	29.50	ANTF	85	<.05
29.50	31.00	ANTF	81	0.23
31.00	32.50	FQPO	100	<.05
32.50	34.00	FQPO	100	0.29
34.00	35.50	FQPO	92	0.38
35.50	37.00	FQPO	82	0.37
37.00	38.50	FQPO	76	0.12
38.50	40.00	FQPO	90	0.30
40.00	41.50	FQPO	90	1.34
41.50	43.00	FQPO	90	0.22
43.00	44.50	FQPO	90	0.12
44.50	46.00	FQPO	88	0.74
46.00	47.50	FQPO	96	<.05
47.50	49.00	FQPO	99	<.05
49.00	50.50	FQPO	93	0.08
50.50	52.00	FQPO	88	0.05
52.00	53.50	FQPO	89	0.35
53.50	55.00	FQPO	88	<.05
55.00	56.50	FQPO	78	<.05
56.50	58.00	FQPO	70	<.05
58.00	59.50	FQPO	78	<.05
59.50	61.00	FQPO	82	<.05
61.00	62.50	FQPO	96	<.05
62.50	64.00	FQPO	94	0.06
64.00	65.50	FQPO	90	<.05
65.50	67.00	FQPO	96	<.05
67.00	68.50	FQPO	100	0.08
68.50	70.00	FQPO	91	0.30
70.00	71.50	FQPO	93	0.45
71.50	73.00	FQPO	86	4.63	Mineralized
73.00	74.50	QZBX	85	1.38	Mineralized
74.50	76.00	QZBX	75	9.10	Mineralized
76.00	77.50	QZBX	93	6.75	Mineralized
77.50	79.00	QZBX	100	0.28
79.00	80.50	ANBR	75	1.09
80.50	82.00	ANBR	70	0.67
82.00	83.50	ANBR	80	1.25
83.50	85.00	ANPO	90	<.05
85.00	86.50	ANPO	96	<.05
86.50	88.00	ANPO	100	0.08
88.00	89.50	ANPO	100	0.77
89.50	91.00	QZBX	99	0.62
91.00	92.50	QZBX	90	0.16
92.50	94.00	QZBX	83	0.22

Legend for lithology abbreviations
ANAG	andesite agglomerate	FQPO	feldspar quartz porphyry
ALM	alluvium	ANBR	andesite breccia
SA	sapprolite	QZBX	quartz breccia